UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On November 29, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that, in relation to the securities denominated in Mexican Pesos mandatorily convertible into capital stock of CEMEX, represented by Ordinary Participation Certificates (“CPOs”) and issued on December 10, 2009 in the Mexican Stock Exchange under the ticker “CEMEX 09” (the “Convertible Obligations”); these Convertible Obligations were converted on November 28, 2019 (their maturity date) into ordinary, nominative shares and without nominal value, representative of the capital of CEMEX, represented by CPOs. This conversion was made at a conversion rate of 509.1077 CPOs per Convertible Obligation, delivering a total of approximately 236,050,840 CPOs, deposited in the account of Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative, for their subsequent dispersion to the corresponding intermediaries and these in turn to the holders of the Convertible Obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	November 29, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller